FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April 2009

Commission File Number: 001-34086

Telmex Internacional, S.A.B. de C.V. (Exact Name of the Registrant as Specified in the Charter)
Telmex International (Translation of Registrant's Name into English)
Av. Insurgentes Sur 3500 Colonia Peña Pobre México City 14060, México, D.F. (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F....Ö .....Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No...Ö ..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

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 SUMMARY OF RESOLUTIONS ADOPTED IN THE SHAREHOLDERS' MEETINGS OF TELMEX INTERNACIONAL, S.A.B. DE C.V.

Mexico City, April 29, 2009. Telmex Internacional, S.A.B. de C.V. ("Telmex Internacional") (BMV: TELINT; NYSE: TII; LATIBEX: XTII) announced that its Series "L" Shares Special Shareholders Meeting and its General Ordinary and General Extraordinary Shareholders' Meetings were held today, and approved, among others, the following issues:

SPECIAL SHAREHOLDERS MEETING: The Series "L" Shares Special Shareholders Meeting ratified Mr. Francisco Medina Chávez as Independent Director of the Board of Directors corresponding to Series "L" shares.

GENERAL ANNUAL SHAREHOLDS MEETING: The Annual Shareholders' Meeting approved the following:

  The Chief Executive Officer's report regarding the performance of Telmex Internacional and its operations for the fiscal year ended December 31, 2008; the financial statements to that date; and the Board of Director's reports regarding the main accounting policies and information criteria followed in the preparation of financial information and regarding the operations and activities in which the Board was involved in, pursuant to the Mexican Securities Law ("Ley del Mercado de Valores"), during fiscal year 2008. The external auditor's report, the opinion of the Board of Directors regarding the Chief Executive Officer's report and the report of the Audit and Corporate Practices Committee were duly noted.

  Management and activities of the Board of Directors and the Audit and Corporate Practices Committee for fiscal year 2008 were ratified.

  The payment of a cash dividend of $0.17 Mexican pesos per outstanding share in two equal payments of $0.085 Mexican pesos per outstanding Series "AA", "A" and "L" share on the dividend payment date, with a charge to the net tax profit account. Specifically, for holders of American Depositary Shares, the corresponding record dates will be August 19, 2009 and November 4, 2009 and the payment dates will be August 27, 2009, and November 13, 2009, respectively.

  Ratified, the members of the Board of Directors as follows:

  Non Independent Directors

  Carlos Slim Domit.- Chairman

  Jaime Chico Pardo

  Arturo Elias Ayub

  Oscar Von Hauske Solís

  Independent Directors

  Laura Diez Barroso Azcárraga

  Roberto Kriete Ávila

  Jorge Andrés Saieh Guzmán

  Fernando Solana Morales

  Antonio del Valle Ruiz

  Eric D. Boyer

  Rayford Wilkins Jr.

  Independent Director elected by Series "L" Shareholders

  Francisco Medina Chávez

  Ratified Mr. Carlos Slim Domit as Chairman of the Board of Directors, accepted the resignation of Mr. Raul Humberto Zepeda Ruiz as Secretary of the Board of Directors and designated Mr. Eduardo Alvarez Ramirez de Arellano and Ms. Veronica Ramirez Villela as Secretary and Alternate Secretary of the Board of Directors, respectively, without being members of such board.

  Pursuant to Article 26 of the Mexican Securities Law ("Ley del Mercado de Valores"), Independent Board Members were qualified based on the information files held by Telmex Internacional.

  Ratified the members of the Corporate Practices Committee and Audit Committee, as follows:

  AUDIT AND CORPORATE PRACTICES COMMITTEE

  Antonio del Valle Ruiz.- Chairman

  Francisco Medina Chavez

  Fernando Solana Morales

  Resolved to increase the amount of funds that can be allocated to purchase the Company's own shares in $5 billion pesos, additional to the outstanding balance of funds destined to such purpose in the approximate amount of $5,067 billion pesos. Therefore, the new amount of funds that can be allocated to purchase the Company's own shares is approximately $10,067 billion pesos.

EXTRAORDINARY SHAREHOLDERS MEETING: The Extraordinary Shareholders' Meeting approved the amendment of articles three, thirty-three and thirty-four of the by-laws of Telmex Internacional according to the text that was recorded in the minute of such meeting.

Telmex Internacional is a Mexican holding company providing through its subsidiaries in Brazil, Colombia, Argentina, Chile, Peru and Ecuador a wide range of telecommunications services, including voice, data and video transmission, Internet access and integrated telecommunications solutions; Pay TV and satellite television; and provide printed and Internet-based yellow pages directories in Mexico, the United States, Argentina and Peru. More information about Telmex Internacional can be accessed on the Internet at www.telmexinternacional.com

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: April 29, 2009.	TELMEX INTERNACIONAL, S.A.B. DE C.V. By: __________________ Name: Oscar Von Hauske Solís Title: Chief Executive Officer

Ref: Telmex Internacional, S.A.B. de C.V. : SUMMARY OF RESOLUTIONS ADOPTED IN THE SHAREHOLDERS' MEETINGS OF TELMEX INTERNACIONAL, S.A.B. DE C.V..